Exhibit 99.2

First Half 2014 Earnings Presentation ABENGOA August 12, 2014

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commissionon March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda

4 Agenda

3,405 M€ 48.2 B€ 164.6 B€ 695 M€ 69 M€ H1 2014 at a Glance Pipeline Backlog Revenues EBITDA Corp. Leverage 5 Net Income +31% +49% +2% -0.7x 2.5x 0.09 € Pro-forma Diluted EPS(1) (1) Pro-forma diluted EPS excludes the mark-to-market of derivatives (hedging and embedded options in convertible bonds): -7 M€ in H1'14 Y-oY Change E&C 7.7 B€ Conc. 40.5 B€ +8% +12% 0% Continued Solid Business Performance

6 H1 2014 Highlights Continued Strong Business Performance EBITDA and Net Income Growth delivered Solid H1 2014 New Bookings awards of ~3 B€ (+17% Y-o-Y) Record E&C Backlog of 7.7 B€ provides visibility into rest of 2014 and 2015+ Solid pipeline with tangible opportunities Improved Q-o-Q business performance in all segments Successfully Executing Strategic Plan Consolidation of business model: successful Abengoa Yield IPO Ability to hold equity investments given Yieldco has the lowest cost of capital Reduced risk for equity partners can lead to retained returns at Abengoa Enhance visibility of the ring-fenced nature of non-recourse debt Easier to value for financial markets thanks to Abengoa Yield’s market value Refinancing of syndicated facility already secured Reduced Corporate Leverage vs Jun’13 Focus on Credit profile Improvement and FCF Generation for FY 2014 Strict Financial Discipline on execution of plan

Engineering & Construction 1 H1 2014 KPI’s 2,942 M€ +16% YoY H1 ‘14 Operating Segment Analysis Revenues (M€) -5% EBITDA (M€) Margin (M€) E&C Highlights 16.0% 17.7% 2,182 350 366 +5% 2,068 Bookings 2014E revenues >80% covered by record backlog & H1’14 performance Continued strong margin performance thanks to successful vertical integration and technology Strong Q2 bookings: strategic awards in Water (San Antonio, Agadir, Turkey), T&D (India & Brazil), wind and others 7,671 M€ +8% YoY Backlog 164.6 B€ +49% YoY Pipeline 7

ABENGOA

E&C Pipeline

Record Pipeline Providing Strong Growth Prospects for Abengoa and Abengoa Yield

Pipeline 164.6 B€


B€
+49%
110
125
139
159
165
Concessions pipeline 45 B€
Jun. 2013
Sep. 2013
Dec. 2013
Mar. 2014
Jun. 2014

- Strong prospects on thermosolar in North America, Latam, Africa and Middle East
- Opportunities in Mexico from the new legislation promoting private or public-private partnerships
- Integrated Water Combined Cycle to satisfy water needs associated to growing energy demand, especially in the US and ME
- Waste to Biofuels (W2B) gaining interest
- ~45 B€ of E&C works for potential projects to be developed under concession mode

8

9 Abengoa Concessions 2 H1 2014 KPI’s H1 ’14 Operating Segment Analysis Revenues (M€) +46% EBITDA (M€) +74% Margin (M€) Abengoa Concessions Highlights 57.3% 27 in operation 10 in YieldCo 64.7% 1,223 MW 2,768 Km 743 MW 660 ML/day Growing business and improved margins from assets ramping up and achieving efficiency and better weather conditions in Spain for CSP assets Creation of ABY provides market reference for Abengoa’s concession portfolio and option for further value crystallization Negotiation with equity partners in Brazil impacted by new ABY exit model 22 constr./develop. Abengoa Yield Abengoa 236 346 66.7% 80.6% 140 244 162 M€ -70% YoY Equity invested Installed Capacity 3,653 M€ as of June 2014 Total Equity BV Total # of Assets 40.5 B€ +12% YoY Concess. Backlog

10 Abengoa Concessions EBV Significant Value in Abengoa’s Concessions to Provide Recurrent Equity Recycling for Abengoa and Growth for Abengoa Yield ABENGOA ABENGOA YIELD 720 M€ 81 M€ 1,412 M€ 95 M€ Attractive EBV and cash yield in current and remaining portfolio of concessions staying in Abengoa with ABY providing visibility on the ability to maximize returns on EBV invested Equity Book Value in Concessions M€ ABY equity BV numbers above include the 193 M€ value of the preferred equity in ACBH. Abengoa owns 64% of the 1,345 M€ ABY’s equity BV

11 Biofuels 3 H1 ’14 Operating Segment Analysis Revenues (M€) +1% EBITDA (M€) +107% Margin (M€) Biofuels Highlights 8.5% 984 991 H1 2014 KPI’s 1,207 ML vs 964 ML H1 2013 Ethanol Produced ~0.84 $ Vs 0.57 $ H1 2013 4.2% Strong operational performance in all our plants Solid results in the US and Brazil, disappointing in EU Restarting our Colwich plant, after 20 months idle Ethanol Produced US Crush Spread Hugoton Construction: Finished Commissioning: On progress Enzymes: Producing

Geographic Diversification North and South America key geographies, with increased focus in developing business in emerging markets H1 2013 H1 2014 12 39% 442 M€ 13% 81 M€ South America 21% 846 M€ 25% 36% 471 M€ H1’14 Revenues 3,405 M€ Capturing Global Macro-trends in Energy and Environment Sectors Worldwide 5% ME, Asia & Oceania 7% North America *Includes USA and Mexico * 1,329 M€ Africa 2 % Rest of EU 12% Spain 14% 18% 237 M€ 8%

ABENGOA

Technology Update

Continued Development of Our Technology: Milestones of the Quarter

Solar Technology

- **Increased thermal storage** capacity with **nanoparticles**
- **Smart Solar Plant (SSP):** CSP + PV + Electrical and Thermal Storage
  - ✓ **Optimal management** of energy supply
  - ✓ **Fast response** in energy delivery

Water Technology

- Started **manufacturing** process for Micronet Porous Fibers **(MPF) modules**
- Pilot project of **water reuse** with aquifer injection for indirect potabilization of waste water (Texas AM university)

Bioenergy

- **Hugoton** commissioning phase; full operation scale by end of **Q3 2014**
- **Improving Abengoa's enzymatic cocktail**, lowering its ethanol cost contribution through an **achieved** enzyme **dose reduction of 30%**
- **Developing n-butanol** trough **fermentation**, **diversifying** our **product portfolio**, reducing capital investment. **~115% EBITDA increase estimation** of our plants

269
Patents[(1)]

(1) Patents **applications of which** 116 have been granted

13

14 Agenda

H1 2014 Financial Performance 15 Revenues EBITDA Net Income 3,405 M€ 695 M€ 69 M€ +2% YoY Continued positive operating performance with leverage improving year over year -0% YoY +31% YoY LTM Corporate EBITDA 967 M€ +28% YoY 1 2 Total Backlog E&C Pipeline 48,2 B€ 165 B€ +11% YoY Corporate Leverage 2.5x Corporate CAPEX 60 M€ -16% YoY +18% YoY +3% QoQ flat vs Mar ‘13 -0.7x vs June‘13 and focus on generating recurrent corporate FCF 3 Strong Corporate EBITDA Dividends from ABY Lowering financial cost Reduced Corp. Capex Recurrent Asset Rotation Solid operating performance while keeping on track to achieve financial targets Equity Inv. Concessions 162 M€ -70% YoY ABY IPO Proceeds 611 M€ gross proceeds

ABENGOA

June 2014 Backlog

Strong Bookings Performance Increasing E&C Backlog to ~7.7 B€..


+8%
+13%
7.7
7.1
6.8
2.7
2016+
2.6
2015
2.4
Rest 2014
Jun. 2013
Dec. 2013
Jun. 2014

...by Sector


13%
0%
27%
15%
16%
29%
T&D
Water
Renewable Power
Industrial Plants
Conventional Power
Others

...by Region


13%
24%
7%
22%
11%
23%
North America*
Brazil
Europe
Asia
Rest of South America
Africa

* Includes USA and Mexico

- Significant awards in Q2 2014 drive backlog to very healthy levels
- San Antonio Water & Others: materializing water opportunities in the pipeline
- ~31% of total backlog expected to convert into revenues in the remainder of 2014E
- Good visibility: >80% of 2014E E&C revenues already covered

...and +40 B€ of contracted revenues in concessions with a +26 years average remaining life

16

Net Debt Position 17 Reduced Leverage Through Execution of Strategic Plan Corporate Net Debt Concessions Net Debt(1)(2)(3) 2.5x Adj. Corp. Net Debt 2.5x ~1,450 M€ (1.5x) Abengoa stake in ABY Ethanol Produced Corp. Leverage without considering stake in Abengoa Yield 1.0x On-going net debt /EBITDA: includes operational project outstanding net debt position at reporting date and annualized EBITDA for projects in ramp-up phase Excludes Abengoa Yield Do not Include 410 M€ of Biofuels Non-recourse Net Debt Millions € Millions €

18 Improved Maturity Profile Reinforced and extended maturity profile, diversified in sources No refinancing needs through 2016 Rest of 2014E 2015E 2016E 2017E 2018E 2019E Syndicated Loans Other corp. debt Convertible Bonds Expected UoP from Capital Increase and HY Notes 2020E Bonds 2021E+ (1) 317 200 186 100 300 192 (1) If converted, company has elected to settle in shares Extension of Syndicated Loan Already Secured with Improved Terms

19 H1 2014 Positive Corporate FCF expected by YE 2014 • Corporate EBITDA 211 205 416 • Net Financial Income/(Expense) (98) (142) (240) • Taxes (11) 11 (0) • Dividends from ABENGOA YIELD - - - Funds from Operations 102 74 176 • Change in Working Capital & Others (642) (162) (804) Cash Flow from Operations (540) (88) (628) • Corp. CAPEX (incl. R&D & Maintenance CAPEX)) (21) (39) (60) • Equity Invested in Concessions (69) (93) (162) • Equity Recycled from Concessions - 611 611 Corporate Net CAPEX (90) 479 389 Corporate Free Cash Flow (630) 391 (239) • Dividends Paid - (39) (39) • Solana cash 333 (333) - • ABY IPO fees and expenses - (40) (40) Change in Corp. Net Debt (297) (21) (318) Corporate Free Cash Flow Q2 2014 Q1 2014

20 Consolidated Cash-flow Cash as of June 30, 2014 EBITDA 531 695 Working Capital (69) (738) Net Interest Paid (243) (357) Taxes & Other Financial Cost (93) (44) Non-monetary Adjust. - (86) Discontinued operations 35 0 Cash generated from operations 161 M€ (531) M€ H1 2014 Total CAPEX invested (931) (1,193) Other net investments (53) - Discontinued Operation (28) - Cash used in investing activities (1,012) M€ (1,193) M€ of which ABG’s Corp CAPEX: (222) M€ Cash as of Dec’13 2,994 M€ 2,952 M€ 24 M€ FX (2) M€ Disc. Op. H1 2013 Proceeds from loans & borrowings 1,097 1,490 Repayment of loans & borrowings & other act. (367) (319) Gross ABY IPO Proceeds - 611 Dividends paid (39) (39) Treasury stock (85) -- Discontinued operations (35) - Net Cash from financing activities 571 M€ 1,743 M€ Net increase (decrease) in cash and cash equiv. 22 M€

21 Agenda

ABENGOA
Abengoa Yield Highlights

Performance in Line with Expectations Considering Seasonality and CODs of the Assets


Revenues (M$)
92%
$169,8M
$88,3M
H1'13
H1'14


EBITDA (M$)
109%
$137,2M
$65,7M
H1'13
H1'14


CAFD Targets (M$)
63%
$150M
$92M
LTM June 15
LTM June 16

- Transfer of assets to Abengoa Yield in mid-June; H1'14 results are mainly attributable to the predecessor
- Increase mainly due to assets entering into operation in H2 2013 and H1 2014: Solana, ATS, Quadra 1 &2 and recently Palmatir
- Mojave construction substantially complete, COD expected by October. All assets in the IPO portfolio in operation thereafter.
- Pro-rata dividend of $0.037 per share expected to be declared and paid together with third quarter dividend
- Confirmed guidance of CAFD for LTM 2015 and 2016

22

23 Delivering as Expected by Geography and Business Sector Abengoa Yield - Results by Sector In Millions $ North America Results by Region H1’14 H1’13 % Revenues 96.8 47.6 103% EBITDA 83.7 40.7 106% EBITDA Margin 86.5% 85.5% South America H1’14 H1’13% 36.3 10.8 236% 29.5 7.4 299% 81.3% 68.5% Europe H1’14 H1’13% 36.7 29.9 23% 24.0 17.6 36% 65.4% 58.9% In Millions $ Renewable Energy Results by Sector H1’14 H1’13 % Revenues 78.3 29.9 162% EBITDA 60.6 17.0 257% EBITDA Margin 77.4% 56.7% Clean Conventional Power H1’14 H1’13% 57.1 47.6 20% 48.5 41.0 18% 85.0% 86.3% Transmission Lines H1’14 H1’13% 34.4 10.8 218% 28.0 7.7 264% 81.6% 71.3%

24 Agenda

 < 2.0x 25 FY 2014E Business Guidance 1 FY 2014 Business Guidance & Targets Confirmed Business Guidance and Targets for 2014 Business Guidance M€ Y-o-Y % Revenues: 7,900 - 8,000 +7%-9% EBITDA: 1,350 - 1,400 +10%-14% Corp. EBITDA: 860 - 885 +3%-6% Higher visibility and business resilience allowing for a solid performance in 2014 2014 Financial Targets 2 Net Corp. Leverage 450 M€ Corp. CAPEX + Equity in Concessions > > 0 M€ Corporate FCF

26 Agenda

27 Results by Activity € in Millions Revenues EBITDA EBITDA Margin H1 2014 H1 2013 Var (%) H1 2014 H1 2013 Var (%) H1 2014 H1 2013 Engineering and Construction E&C 2,068 2,181 -5.2% 366 350 4.6% 17.8% 16.0% Total E&C 2,068 2,182 -5.2% 366 350 4.6% 17.8% 16.0% Abengoa Concessions Solar 157 112 41.1% 107 69 56.4% 68.1% 61.5% Water 21 21 0.0% 14 16 -14.1% 66.7% 78.7% Transmission 31 24 24.0% 20 15 32.7% 66.0% 63.0% Co-generation & Other 13 28 -53.6% 3 6 -54.3% 19.7% 19.6% Abengoa Yield 124 51 143.1% 100 34 192.0% 80.8% 66.6% Total Concessions 346 236 46.3% 244 140 74.4% 70.6% 59.3% Industrial Production Biofuels 991 984 0.7% 84 41 104.9% 8.5% 4.1% Total Industrial Production 991 984 0.7% 84 41 107.1% 8.5% 4.1% Total 3,405 3,402 0.1% 695 531 30.9% 20.4% 15.6%

E&C Pipeline Breakdown 28 By Region 164.6 B€ Pipeline Spain 2.7 B€ North America 42.9 B€ Rest of EU 13.9 B€ Brazil 16.5 B€ Rest of South America 24.4 B€ Asia & Oceania 50.0 B€ Africa 14.3 B€ By Sector T&D 21.9 B€ Renewable Power 19.4 B€ Conventional Power 60.9 B€ Water 33.7 B€ Industrial Plants 13.4 B€ Others 15.4 B€ +49% Y-oY

ABENGOA

Capex under construction by segment (I)

Amounts based on the company's best estimate as of Jun. 30, 2014. Actual investments or timing thereof may change.

	Capacity	Abengoa (%)	Country	Entry in Operation	Total Investment	Pending Capex	Corporate Capex	Partners	Debt
						Total Amounts (M€)			
Consolidated Concessions Capex									
Mojave[1]	280 MW	100%	US	Q3 14	1,137	98	11	0	87
South Africa 100 MW[1]	100 MW	51%	S.Africa	Q4 14	540	83	8	7	68
South Africa 50 MW[1]	50 MW	51%	S.Africa	Q1 15	282	45	6	6	33
Cadonal S.A.	50 MWH	50%	Uruguay	Q1 15	87	34	12	12	10
Tenes	200,000 m3/day	51%	Algeria	Q3 14	193	21	2	2	17
Ghana	60,000 m3/day	56%	Ghana	Q1 15	92	17	3	2	12
Zapotillo Water Project	3,80 m3/seg	100%	Mexico	Q1 17	502	336	106	150	80
Norte Brasil (Rio madeira)	2,375 km	51%	Brazil	Q3 14	932	47	22	21	4
ATN 3	355 km	100%	Peru	Q3 16	116	89	41	0	48
Hospital Manaus	300 beds	60%	Brazil	Q2 15	167	105	0	0	105
Limited Equity Investment[2]									
Xina	100 MW	40%	S.Africa	Q4 16	666	666	67	100	499
Ashalim	110 MW	50%	Israel	Q2 17	803	803	54	54	695
Corfo CSP Plant	110 MW	30%	Chile	2017	1,074	1,074	113	264	697
A3T	240 MW	100%	Mexico	Q1 17	919	386	93	0	293
Nicefield	70 MWH	100%	Uruguay	Q4 15	113	113	11	11	91
Agadir	100,000 m3/day	51%	Morocco	Q4 16	85	84	6	16	62
SAWS	175,000 m3/day	51%	EEUU	Q4 19	618	618	31	29	558
New Brazilian T&D Lines	5786 Km	30%	Brazil	Q1 16-17	2,370	2,083	148	346	1,589
India T&D Line	115 km	51%	India	2017	54	54	4	4	46
Industrial Production									
Hugoton[1]	100 ML	100%	US	Q2 14	546	67	2	38	27

Total Equity Capex 740

[1] This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

[2] Project where financial structure pending to be secured

29

ABENGOA

Capex under construction by segment (II)

Amounts based on the company's best estimate as of June 30, 2014. Actual investments or timing thereof may change.

	2014 (M€)				2015 (M€)				2016+ (M€)			
Consolidated Concessions Capex	Pending Capex	Corp. Capex	Partners	Debt	Pending Capex	Corp. Capex	Partners	Debt	Pending Capex	Corp. Capex	Partners	Debt
Mojave[1]	98	11	0	87	0	0	0	0	0	0	0	0
South Africa 100 MW[1]	55	5	5	45	28	3	2	23	0	0	0	0
South Africa 50 MW[1]	45	6	6	33	0	0	0	0	0	0	0	0
Cadonal S.A.	32	11	11	10	2	1	1	0	0	0	0	0
Tenes	21	2	2	17	0	0	0	0	0	0	0	0
Ghana	17	3	2	12	0	0	0	0	0	0	0	0
Acueducto Zapotillo	53	16	20	17	143	45	64	34	140	45	66	29
Norte Brasil	47	22	21	4	0	0	0	0	0	0	0	0
ATN3	11	0	0	11	61	35	0	26	17	6	0	11
Hospital Manaus	93	0	0	93	12	0	0	12	0	0	0	0
Limited Equity Investment[2]												
Xina[2]	145	15	22	108	320	32	49	239	201	20	29	152
Ashalim[2]	145	0	54	91	358	54	0	304	300	0	0	300
Corfo CSP Plant[2]	267	35	82	150	434	51	120	263	373	27	62	284
A3T[2]	132	32	0	100	151	38	0	113	103	23	0	80
Nicefield[2]	44	3	3	38	69	8	8	53	0	0	0	0
Agadir[2]	18	2	5	11	47	3	7	37	19	1	4	14
SAWS[2]	0	0	0	0	618	31	29	558	0	0	0	0
New Brazilian T&D Lines[2]	123	9	22	92	630	43	101	486	1,330	96	223	1,011
India T&D Line[2]	6	3	1	2	13	0	0	13	35	1	3	31
Industrial Production												
Hugoton[1]	67	2	38	27	0	0	0	0	0	0	0	0
Total Equity Capex		177				344				219		

[1] This project falls under the scope of IFRS 10 and is therefore consolidated through equity method until entry into operation

[2] Project where financial structure pending to be secured

30

Asset Portfolio Capacity 31 Revenue visibility backed by our solid asset portfolio Solar (MW) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Assumes sale of Qingdao Cogeneration & Others(1) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 11,413 1,973 (2) 2,768 Abengoa Yield 1,223 3,175 3,270 1,083 743

Thank you ABENGOA August 12, 2014